SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2006

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:

ICOS Vision Systems Corporation NV	Lippert/Heilshorn & Associates, Inc.
Tel: 32 16 398 295	212-838-3777
Investor.relations@icos.be	jburfening@lhai.com

ICOS VISION SYSTEMS REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2006

Leuven, Belgium – October 26, 2006 - ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a world leader in vision solutions, today announced its unaudited financial results for the third quarter ended September 30, 2006.

Revenues for the three months ended September 30, 2006 were € 20.9 million, representing a decrease of approximately 30 % over second quarter revenues of € 29.8 million, and an increase of 6 % compared to the € 19.7 million reported for the third quarter of 2005. Income from operations for the third quarter of 2006 was € 2.8 million, 66% lower than the second quarter’s operating income of € 8.4 million and 34% lower than the € 4.3 million reported for the third quarter of 2005. Net income for the third quarter of 2006 was € 3.0 million, or 28 Eurocents per share, compared to net income of € 7.1 million, or 67 Eurocents per share, for the second quarter of 2006 and to net income of € 3.3 million, or 31 Eurocents per share, for the third quarter of 2005.

Revenues for the nine months ended September 30, 2006 were € 84.0 million, representing an increase of 62 % over € 52.0 million for the same period in 2005. Income from operations for the first nine months of 2006 was € 22.0 million compared to € 9.4 million for the same period last year. Net income for the first nine months of 2006 was € 18.9 million, or € 1.79 per share, compared to net income of € 7.1 million, or 67 Eurocents per share, for the first nine months of 2005.

“Revenue during the third quarter declined towards the lower end of our guidance, as market demand weakened during the quarter. Consistent with our past response to periods of soft demand and our business strategy, we did not ease up on investments in new product development, particularly for our Wafer Inspector products, which continue to gain market acceptance,” said Anton DeProft, ICOS’ President and Chief Executive Officer. “Despite the softening of the market and higher R&D spending, we still turned in a healthy bottom line, illustrating the flexibility of our operational model.”

Mr. DeProft concluded, “For the fourth quarter we do not anticipate any easing of market conditions, with customers further curtailing capital equipment investments. In contrast to these soft market conditions, we expect strengthening sales of our new Wafer Inspector products, reflecting new and existing customer adoption. Taken together, we believe revenues in the fourth quarter will be similar or only slightly down from the third quarter. In addition, given higher initial production costs for the wafer inspector and the anticipated product configuration mix, we expect gross margin will fall in the range between 54% and 57%.”

About ICOS

ICOS designs and manufactures inspection equipment for the semiconductor packaging industry. It is a world-leading supplier of equipment for the final visual control of chips before they are used in various applications, such as PC’s, cars or portable phones. ICOS’ systems perform two- and three-dimensional (2D and 3D) inspections as part of the final visual quality control step in the manufacturing of chips, wafers, flexible tapes for flat panel displays, sockets, substrates and solar cells. Aside from its complete systems, ICOS also offers inspection subsystems for integration in other equipment.

ICOS’ headquarters are located in Leuven, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore, Korea and Hong Kong and production facilities in Belgium, Hong Kong and China.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking information that involves risks and uncertainties, including statements regarding the Company’s plans, objectives, expectations and intentions. Such statements include, without limitation, statements regarding: market conditions and the Company’s expected financial performance in the fourth quarter of 2006; the Company’s long term business strategy and opportunities; and the Company’s expectations for the results of that strategy in light of those opportunities.. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, the risk that the Company’s dependence on the cyclical semiconductor and electronic assembly industries; uncertainties inherent in the development of new products and the enhancement of existing products, including technical and regulatory risks, cost overruns and delays; the risk that newly introduced products may contain undetected errors or defects or otherwise not perform as anticipated; the Company’s ability to predict accurately the demand for its products, and products under development, and to develop strategies to address its markets successfully; risks relating to technological change and the introduction of new products by the Company’s competitors; risks relating to intellectual property and the inherent uncertainty of law suits alleging patent infringement that have been filed or threatened against, or filed by, the Company; risks relating to the conduct of the business worldwide, risks related to currency exchanges and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

ICOS Vision Systems Corporation NV can be found on the World Wide Web at www.icos.be

-tables to follow-

Consolidated Statements of Operations according to US GAAP

(in thousands of EURO, except for share and per share data)

ICOS Vision Systems Corporation NV	Three months		Nine months
	ended September 30,		ended September 30,
	2006	2005	2006	2005
	(unaudited	(unaudited)	(unaudited)	(unaudited)

Revenues	20,870	19,684	84,022	51,952
Cost of goods sold	8,933	7,572	33,260	20,375
Gross profit	11,937	12,112	50,762	31,577
Operating expenses:
Research & development	3,831	2,733	10,991	8,030
Selling, general & administrative	5,265	5,064	17,801	14,165
Total operating expenses	9,096	7,797	28,792	22,195
Income from operations	2,841	4,315	21,970	9,382
Other income :
Interest income, net	359	176	887	441
Other income	35	47	112	136
Foreign currency exchange gain (loss)	63	(43)	373	(441)
Net other income	457	180	1,372	136
Net income before taxes	3,298	4,495	23,342	9,518
Income taxes	293	1,226	4,430	2,462
Net income	3,005	3,269	18,912	7,056
Basic earnings per share	0.28	0.31	1.79	0.67
Weighted average number of shares	10,563,303	10,540,810	10,565,117	10,531,958
Diluted earnings per shares	0.28	0.31	1.77	0.66
Diluted weighted average number of shares	10,669,258	10,709,276	10,672,921	10,705,835

CONSOLIDATED BALANCE SHEETS according to US GAAP

(in thousands of EURO)

ICOS Vision Systems Corporation NV	September 30, 06	December 31, 05
ASSETS	(unaudited)	(unaudited)
Current Assets
Cash and cash equivalents	61,163	50,728
Trade accounts receivable, net	23,497	26,542
Inventories, net	26,026	25,368
Prepaid expenses and other current assets	4,377	3,430
Total current assets	115,063	106,068
Net property and equipment	10,849	10,131
Intangible assets	3,321	4,257
Other assets	2,093	2,071
Total Assets	131,326	122,527
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable	6,361	12,994
Short-term borrowings & current portion long-term debt	630	638
Other current liabilities	17,088	14,375
Total current liabilities	24,079	28,007
Long-term debt, excluding current portion	3,376	3,852
Other long-term liabilities	1,584	1,587
Total liabilities	29,039	33,446
STOCKHOLDERS’ EQUITY
Common stock	3,271	3,247
Additional paid-in-capital	22,807	22,524
Treasury stock	(3,323)	-
Retained earnings	82,694	63,782
Accumulated other comprehensive income (loss)	(3,162)	(472)
Total stockholders’ equity	102,287	89,081
Total liabilities and stockholders’ equity	131,326	122,527

CONSOLIDATED STATEMENTS OF CASH FLOWS according to US GAAP

ICOS Vision Systems Corporation NV	Three months ended		Nine months ended
(in thousands of Euro)	Sept 2006	Sept 2005	Sept 2006	Sept 2005
Cash flows from operating activities	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	3,005	3,269	18,912	7,056
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	600	513	1,703	1,503
Allowance for doubtful debts	44	6	327	105
Deferred tax expense (benefit)	166	497	(231)	611
Loss on disposal of property and equipment	-	1	-	20
Stock based compensation expense	8	-	24	-
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	1,795	(640)	1,524	(878)
Decrease (increase) in inventories	1,191	(2,014)	(1,687)	(1,263)
Decrease (increase) in prep. expenses and other current assets	(54)	(4)
Decrease (increase) in other assets	(53)	96	(144)	72
(Decrease) increase in trade accounts payable	(1,983)	793	(6,535)	1,910
(Decrease) increase in other current liabilities	2,706	1,417	3,317	(81)
(Decrease) increase in other long-term liabilities	22	(12)	282	(93)

Net cash provided by operating activities	7,447	3,922	16,075	9,460

Cash flows from investing activities
Additions to property and equipment	(399)	(102)	(1,400)	(540)
Net cash used in investing activities	(399)	(102)	(1,400)	(540)

Cash flows from financing activities
Repayment of borrowings	(218)	(142)	(551)	(457)
Proceeds from borrowing	-	-	66	-
Payment for purchase of own shares	(2,707)	-	(3,323)	-
Proceeds from shares issued in connection with the exercise of of stock options	-	-	283	61
Net cash used in financing activities	(2,925)	(142)	(3,525)	(396)

Increase in cash and cash equivalents	4,123	3,678	11,150	8,524
Impact of exchange rate movements on cash	(32)	15	(715)	161
Cash and cash equivalents at beginning of period	57,072	47,171	50,728	42,179

Cash and cash equivalents at end of period	61,163	50,864	61,163	50,864

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: October 26, 2006	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President